Mail Stop 3561

March 24, 2009

Thomas Scozzafava
Chairman, Chief Executive Officer and Chief Financial Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, New York 13642

> **Re:** **Seaway Valley Capital Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 27, 2009**
> **Form 8-K**
> **Filed December 30, 2008**
> **File No. 001-11115**

Dear Mr. Scozzafava:

We have reviewed your letter dated March 9, 2009 in response to our letter dated February 24, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Going forward, please amend your filing concurrent with submitting your written response regardless of the status of our review and comment process. In this regard, we note your response to comments six, seven, eight and nine of our February 24, 2009 letter. Please revise your filing to incorporate these changes now, rather than waiting until the staff has completed its review of your filing.

Form 8-K
General

2. In your response to comment two of our February 24, 2009 letter you state that Hackett's Stores, Inc.'s (f/k/a The Americas Learning Centers) is identified as a "public company" because, among other things, a portion of its securities may be purchased by the public without registration. Considering that it does not appear a registration statement has been filed with respect to the sale of Hackett's Stores' securities, please discuss the specific

exemption from Section 5 of the Securities Act of 1933 upon which the company is relying in offering its securities to the public. Also, where you continue to refer to Hackett's Stores as a "public company," please ensure that you clarify that Hackett's Stores is not subject to any reporting obligations under the Securities Exchange Act of 1934.

Preliminary Information Statement on Schedule 14C
General

3. We note your response to comment five of our February 24, 2009 letter and specifically your statement that there are 124 shareholders of record of your common stock. Amendment number one to your Form 10-KSB for the fiscal year ended December 31, 2007, filed August 13, 2008, states that there were 4,038 shareholders of record of your common stock. Please explain the cause of this decrease making sure to address any implications that any transaction may have had with respect to Rule 13e-3 of the Securities Exchange Act of 1934.

Amendment of the Certificate of Incorporation to Effect a Reverse Split of the Common Stock, page 3
Reasons for Approving the Reverse Split, page 3

4. We note your response to comment nine of our February 24, 2009 letter. We were unable to determine how you calculated the following amounts: 1) the amount reflected in the "Potential Conversion" column with respect to the Series D Preferred shares, based upon the conversion price you disclose in footnote (2), 2) the amount reflected in the "Potential Conversion" column with respect to the Debentures held by Brian C. Hill and Moriah Murphy, which should be 8,571,907,692 shares, based upon the conversion price you disclose in footnote (10), and 3) the Total Potential Conversion amount at the bottom of the table, which does not reflect the total shares underlying the Preferred Stock, Warrants and Debentures as indicated in the chart. We also note that the amounts reflected under the "Original Amount" header for YA Global Investments, L.P., Renzi Brothers, and Hackett's Investors, $2,799,037, $205,000, and $950,000, respectively, differ from the amounts reflected, $2,799,073, $205,668 and $944,744, respectively, for the same investors in the table provided in response to comment 11. Please revise or advise.

5. We note your response to comment 10 of our February 24, 2009 letter. Footnote four to your table states that the interest on the Golden Gate Investors, Inc. debenture is fully offset by the "interest accruing on the promissory note issued by Golden Gate Investors to the Company in partial payment for the debenture." Please revise your footnote to briefly describe the transaction(s) that led to the promissory note issued to you by Golden Gate which constitutes partial payment for your debenture issued to Golden Gate.

6. We note the table you provide in response to comment 10 and specifically the column titled "Ancillary Payments to Holder." Please revise to include an explanation of the

types of payments that are captured in this column. Please also revise your filing to include this table as revised.

7. We note that the table you provided in response to comment 11 of our February 24, 2009 letter includes columns titled "Fixed Conv. Price" and "Variable Conv. Price." In comparison, your footnote disclosure included with the table you provided in response to our comment nine indicates in several instances that the debentures have only a variable conversion price. Please revise your tables and related footnotes to address this apparent discrepancy, or advise why you believe this is not appropriate.

8. We note the table you provided in response to comment 12 of our February 24, 2009 letter. Please tell us how you arrived at the conversion price amount of $0.1318 for the Series C Preferred Stock, considering this amount does not appear to reflect 21.25% of the market price, which you indicate is how the conversion price is determined in response to comment nine above. It also does not appear that you have provided the information requested in the eighth bullet point of comment 12 with respect to the calculation of the combined conversion price. Please revise or advise.

9. We note the tables you provided in response to comments 11 and 12 of our February 24, 2009 letter. Please revise the headers of the tables, or provide footnote disclosure, to clearly describe the information contained in each column. By way of example only, the last column in your table in response to comment 11 is titled "Profit." This title does not clearly indicate what factors went into determining the amounts in this column. Finally, please revise your filing to include these tables as revised.

10. We note the table you provided in response to comment 13 of our February 24, 2009 letter. Please tell us how you arrived at the Total Possible Price to be Realized by the Holder of Series E Preferred Stock, as it is not consistent with the information presented in the table provided in response to comment 12 above. Please revise your filing to include this table as revised.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director